EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

May 15, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

Carlos H. Fernandez Mazzi Joins Project Development Committee

Levon Resources Inc. ("Levon", or the "Company") (TSX Symbol: LVN)  is pleased to announce the appointment of Carlos H. Fernandez Mazzi to its Board of Directors. Mr. Fernandez Mazzi will also head our newly established Project Development Committee.  His development experience at the San Cristobal Project, the world’s third largest silver mine, makes him the ideal candidate to lead us toward pre-feasibility.  The initial task of the committee is to review our development initiatives currently underway and establish optimization objectives that can bring immediate value to Levon.

Mr. Fernandez Mazzi recently visited the Company’s Cordero project in Mexico and had the following comments, “The Levon exploration team has achieved great success at Cordero.  I view Cordero as a significant silver-zinc asset without some of the limitations we dealt with at San Cristobal, namely infrastructure.”  On his appointment to the board, he added, “It is a pleasure to join Ron and his team to assist in the advancement of this exciting project.”

Ron Tremblay, President and Chief Executive Officer, made the following comment, “We are extremely pleased that Carlos has decided to join our team.  His experience will be invaluable in moving the Cordero Project forward and reviewing different opportunities for growth.  We welcome him to Levon.”

About Carlos H. Fernandez Mazzi

Carlos H. Fernandez Mazzi is currently the President and Chief Executive Officer of Dicon Gold Inc., a private gold exploration company based in Vancouver, Canada. Mr. Fernandez Mazziʻs career spans over 20 years in international business, highlighted by his leadership as Chief Executive Officer of the Bolivian subsidiary of APEX Silver Mines where he led the strategy, financing and development of the San Cristobal project in Bolivia. With over $1.0 billion of investment, this 40.000 tpd project represented the largest mining investment in the country with substantial contributions to regional infrastructure, mining capacity and job creation. Additionally, San Cristobal gained international recognition for sustainable solutions to human development through social entrepreneurship initiatives.

Until recently, Mr. Fernandez Mazzi was Chief Executive Officer of the William J. Clinton Foundationʼs Clinton Giustra Sustainable Growth Initiative, CGSGI, an initiative committed to narrowing the wealth gap in the developing world through market-driven projects.  As part of his responsibilities, he spearheaded the launch of the ACCESO Fund LLC, a pioneer impact investment fund in Colombia.

Mr. Fernandez Mazzi earned the Dean’s Award for outstanding student when he received his MBA with Honours from the University of Notre Dame and holds a BS in Engineering with High Honours from the University of Arkansas as well as an SEP from the Stanford Graduate School of Business. Throughout his career Mr. Fernandez Mazzi held numerous leadership positions including President of the American Chamber of Commerce – AMCHAM in Bolivia, and served on numerous boards such as the Bolivian Business Council for Sustainable Development, the Bolivian Miner’s Association and the Private University of Bolivia UPB. He was appointed as Honorary Consul for Australia in Bolivia and was also invited as a member of the Latin American Business Council, CEAL.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge  property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com

ON BEHALF OF THE BOARD

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws